[DMGI letter head]

December 26, 2007

BY EDGAR CORRESPONDENCE

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Digital Music Group, Inc., Current Report on Form 8-K, Filed December 19, 2007; File No. 0-51761

Dear Mr. Kronforst:

We refer to the comment letter dated December 21, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Current Report on Form 8-K of Digital Music Group, Inc. (the “Company”) filed with the Commission on December 19, 2007 (the “Form 8-K”).

We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by the Company’s response.

General

1. Please amend your disclosures to specifically address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through the date specified in paragraph (a)(1) of Item 304, the new accountant was consulted on any matters identified within Items 304(a)(2)(i) and (ii) of Regulation S-X.

The Company has revised the disclosure as requested to address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through the date specified in paragraph (a)(1) of Item 304, the new accountant was consulted on any matters identified within Items 304(a)(2)(i) and (ii) of Regulation S-K.

Closing Comment

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 8-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-201-9280.

Very truly yours,

By:	/s/ Greg Scholl
	Name:	Greg Scholl
	Title:	President and Chief Executive Officer

Cc:	Marc Thomas,
Division of Corporation Finance
Securities and Exchange Commission